UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13D
                    UNDER THE EXCHANGE ACT OF 1934
                         (Amendment No. 2 )1

                      First Priority Group, Inc.
                           (Name of Issuer)

               Common Stock, $.015 par value per share
                    (Title of Class of Securities)

                             33591 42 06
                            (CUSIP Number)

                          Michael D. London
                           General Partner
                         The Golddonet Group
                      221 Main Street, Suite 250
                       San Francisco, CA  94105
                            (415) 836-6800
(Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                            April 1, 1999
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(e), 13d-1(f) or 13d-1(g), check the following box  [    ].

Note:   Schedules  filed in paper format shall include  a  signed
original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

                 (Continued on following pages)

__________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        Page 1 of 9 Pages

                          SCHEDULE 13D

CUSIP No.  33591 42 06                                     Page  2  of  9  Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Golddonet Group

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [    ]
                                                         (b)  [    ]

3   SEC USE ONLY


4   SOURCE OF FUNDS*
         N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)           [    ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
        California

             7   SOLE VOTING POWER
   NUMBER            1,295,000
     OF
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY         0
  OWNED BY
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING           1,295,000
   PERSON
    WITH    10   SHARED DISPOSITIVE POWER
                     0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,295,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES *                        [    ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.2

14  TYPE OF REPORTING PERSON *
         PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.

                          SCHEDULE 13D

CUSIP No.  33591 42 06                                     Page  3  of  9  Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michael D. London

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [    ]
                                                         (b)  [    ]

3   SEC USE ONLY


4   SOURCE OF FUNDS*
         NA
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)           [    ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

             7   SOLE VOTING POWER
   NUMBER            0
     OF
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY         1,295,000
  OWNED BY
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING           0
   PERSON
    WITH    10   SHARED DISPOSITIVE POWER
                     1,295,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,295,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES *                         [   ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.2

14  TYPE OF REPORTING PERSON *
         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.

                          SCHEDULE 13D

CUSIP No.  33591 42 06                                     Page  4  of  9  Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sheldon L. Goldman

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [    ]
                                                         (b)  [    ]

3   SEC USE ONLY


4   SOURCE OF FUNDS*
         NA

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)           [    ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

             7   SOLE VOTING POWER
   NUMBER            0
     OF
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY         1,295,000
  OWNED BY
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING           0
   PERSON
    WITH    10   SHARED DISPOSITIVE POWER
                     1,295,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,295,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES *                         [   ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.2
14  TYPE OF REPORTING PERSON *
         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.

                          SCHEDULE 13D

CUSIP No.  33591 42 06                                     Page  5  of  9  Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ronald H. Colnett

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [    ]
                                                         (b)  [    ]

3   SEC USE ONLY


4   SOURCE OF FUNDS*
         NA

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)           [    ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

             7   SOLE VOTING POWER
   NUMBER            0
     OF
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY         1,295,000
  OWNED BY
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING           0
   PERSON
    WITH    10   SHARED DISPOSITIVE POWER
                     1,295,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,295,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES *                         [   ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.2

14  TYPE OF REPORTING PERSON *
         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.

Item 1.   Security and Issuer

          This Schedule 13D, as amended ("Schedule"), relates to the Common Stock, $.015 par value per share ("Common Stock"), of First Priority Group, Inc., a New York corporation (the "Company"). The principal executive offices of the Company are located at 51 East Bethpage Road, Plainview, New York 11803.


Item 2.   Identity and Background

          This Schedule is filed by The Golddonet Group, a California general partnership ("TGG"). Its address is 221 Main Street, San Francisco, California 94105. The general partnership interests in TGG are held as follows: Michael D. London, as trustee for the London Family Trust (51%), Sheldon L. Goldman, as trustee for the Goldman Family Trust (24.5%), and Ronald H. Colnett, as trustee for the Ronald H. and Linda S. Colnett Trust (24.5%). Messrs. London, Goldman and Colnett are referred to herein as the "Partners."

          During the last five years, none of TGG nor any of the Partners has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has any of such persons been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. London is the CEO of American Information Company Inc. ("AIC"). Mr. Goldman is the President of Auto Insider Service Inc. ("Auto Service") and Executive Vice President of AIC. The business address for Messrs. London and Goldman and for the principal offices of AIC and Auto Service is 221 Main Street, Suite 250, San Francisco, California 94105. Mr. Colnett's address is 2965 Pacific Avenue, San Francisco, California 94115. He is a self-employed marketing and business consultant.

          Each of the Partners is a citizen of the United States of America.


Item 3.   Source and Amount of Funds or Other Consideration

          This Amendment No. 2 to the Schedule is being filed solely to report the expiration of the April Options (defined in Item 5, below) and the resulting termination of the Proxies (defined in Item 5, below). In January 1999, TGG purchased an aggregate of 200,000 shares of Common Stock under purchase agreements dated December 2, 1998 (the "Purchase Agreements"), with (a) Leonard Giarraputo and Frances Giarraputo (the "Giarraputo Sellers"), and (b) Michael Karpoff and Patricia Rothbardt (the "Karpoff Sellers"). The funds for the purchase price of such shares were allocated from working capital, which was provided to TGG from personal funds of the Partners.

                      Page 6 of 9 Pages

Item 4.   Purpose of Transaction

          TGG had acquired its shares of Common Stock and options to purchase Common Stock ("Options"), because the Partners viewed the Company as a potential attractive investment opportunity and were interested in obtaining a major investment position in the Company in order to attempt to influence Company management with respect to the future direction of the Company, including the possibility of an acquisition transaction between the Company and AIC. On December 7, 1998, AIC entered into a letter agreement with the Company (the "Letter of Interest"), which contemplated a merger whereby the Company would issue shares of Common Stock for the outstanding common stock of AIC. On February 11, 1999, the Letter of Interest was terminated. TGG continues to hold 200,000 shares of Common Stock and the Options for investment purposes.

          Except as stated in Item 6, neither TGG nor any of the Partners has any plans or proposals which would result in any of the events described in Item 4 (a) through (j).

Item 5.   Interest in Securities of the Issuer

          (a) TGG beneficially owns 1,295,000 shares of Common Stock, consisting of (i) 200,000 shares actually owned, (ii) 50,000 shares which TGG has agreed it will purchase on January 3, 2000, subject to certain conditions, and (iii) 1,045,000 shares underlying Options granted to TGG under the Purchase Agreements. The shares beneficially owned by TGG represent approximately 15.2% of the Common Stock outstanding, based on 8,231,800 shares outstanding as of November 13, 1998 (as reported in the Company's quarterly report on Form 10-Q for the quarter ended September 30,
1998), as adjusted to reflect the assumed issuance of 295,000 shares underlying Options under one of the Purchase Agreements.

          TGG had held additional Options to purchase 400,000
shares of Common Stock (the "Expired Options").   The Option to
purchase 50,000 shares expired unexercised on January 4, 1999 and the Options to purchase 350,000 shares (the "April Options") expired unexercised on April 1, 1999. TGG also held proxies to vote the shares of Common Stock underlying all of the Options (collectively, the "Proxies"). As a result of the expiration of the April Options, in accordance with the Purchase Agreements, the Proxies were terminated with respect to all of the Options.

          Each of the Partners, as trustee of a trust that is a general partner in TGG, indirectly beneficially owns the shares of Common Stock beneficially owned by TGG. Each of the Partners disclaims beneficial ownership of any shares of Common Stock, other than the shares held directly by TGG.

          (b) TGG has sole voting and dispositive power with respect to the 200,000 shares that it actually owns. As general partners of TGG, the Partners may be deemed to share voting and dispositive power with respect to such shares.

                      Page 7 of 9 Pages

          (c) Except for the expiration of the Expired Options and the resulting termination of the Proxy, none of the reporting persons has effected any transactions in the Common Stock since the filing of Amendment No. 1 to the Schedule.

          (d)  None of the persons named in paragraph (a) of this
Item 5 is aware of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by TGG.

          (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          On December 2, 1998, TGG entered into an agreement (the "Kirlin Agreement") with Kirlin Securities Inc. ("Kirlin") which provides that, if TGG exercises the Options under the Purchase Agreements that expire on or before December 31, 2000, then TGG shall pay Kirlin a $50,000 fee. As a result of TGG not exercising the April Options, this fee will not be payable to Kirlin. The Kirlin Agreement also provides that, if the Company is merged with AIC, TGG will use its reasonable efforts to have the merged company pay to Kirlin a customary finder's fee in warrants to purchase common stock of the merged entity, subject to certain conditions.

          The only contracts, arrangements, understandings and relationships among the persons identified in Item 2 and between such persons and any other person with respect to any security of the Company are the Purchase Agreements and the Kirlin Agreement. Summaries in this Schedule of the terms of such agreements are qualified in their entirety by reference to the full text of the agreements, which are filed as Exhibits to this Schedule.


Item 7.   Material to Be Filed as Exhibits

Exhibit 1: Joint Filing Agreement and Power of Attorney, dated December 11, 1998, by the Reporting Persons *

Exhibit 2: Agreement among TGG and the Giarraputo Sellers, dated December 2, 1998, as amended December 9, 1998*

Exhibit 3:  Agreement among TGG and the Karpoff Sellers, dated
            December 2, 1998, as amended December 9, 1998*

Exhibit 4:  Omitted

Exhibit 5:  Agreement between TGG and Kirlin, dated December 2, 1998*

* Previously filed.

                      Page 8 of 9 Pages

Signatures

           After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: April 15, 1999          The Golddonet Group



                              By:   /s/ Michael D. London
                                  Michael D. London, General Partner


                              London Family Trust



                              By:   /s/ Michael D. London
                                  Michael D. London, Trustee


                              Goldman Family Trust



                              By:   *
                                  Sheldon L. Goldman, Trustee


                              Ronald H. and Linda S. Colnett Trust



                              By:   *
                                  Ronald H. Colnett, Trustee

*  By:   /s/ Michael D. London
       Michael D. London
       Attorney-in-Fact

                      Page 9 of 9 Pages